UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2022
Commission File Number 333-262328

Sands China Ltd.
(Exact name of registration as specified in its charter)

The Venetian Macao Resort Hotel, L2 Executive Offices
Estrada da Baía de N. Senhora da Esperança, s/n
Macao
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

This report contains Sands China Ltd.’s (the “Company”) announcement, dated September 14, 2022, that Venetian Macau Limited, a subsidiary of the Company, submitted a tender to the Macao government for the awarding of a new 10-year gaming concession for the operation of casino games of chance in Macao commencing on January 1, 2023.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement, dated September 14, 2022, entitled “Voluntary Announcement – Submission of Tender for Gaming Concession”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: September 14, 2022	By:	/s/ Dylan James Williams
	Name:	Dylan James Williams General Counsel and Company Secretary